Item 77D - Deutsche Enhanced Global Bond Fund (a series of Deutsche Global/International Fund, Inc.)

Effective on July 14, 2014, the Deutsche Enhanced
Global Bond Fund (the "Fund") may invest up to 5% of its net assets in shares of the following affiliated mutual funds: Deutsche Enhanced Emerging Markets Fixed
Income Fund, which invests primarily in high yield emerging market bonds; Deutsche Floating Rate Fund, which invests primarily in senior loans; and Deutsche
High Income Fund, which invests primarily in high yield bonds.
Effective on July 24, 2014, pursuant to applicable provisions of the Investment Company Act of 1940, as amended, and rules thereunder, the Fund's diversification sub-classification changed from "non-diversified" to "diversified."